United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release dated October 23, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: October 23, 2002

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 23, 2002	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION FOR THE THIRD QUARTER 2002
(PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF SEPTEMBER 30, 2002)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 3Q02, while sales volume remained similar to that of 3Q01, GRUMA's operating income and operating margin improved significantly, strongly outpacing net sales growth. The discontinuation of the bread operations and higher operating income in GRUMA's Venezuela Operations1 drove GRUMA's operating profit upward by 40%.

Consolidated Financial Highlights
(Ps millions)

	3Q02	3Q01	VAR (%)
VOLUME (thousand metric tons)	864	859	1
NET SALES	4,862	4,626	5
OPERATING INCOME	385	276	40
OPERATING MARGIN	7.9%	6.0%	190 bp
EBITDA[2]	620	559	11
EBITDA MARGIN	12.8%	12.1%	70 bp
MAJORITY NET INCOME	121	36	237
TOTAL DEBT	6,643	7,228	(8)
ROE	3.8%	4.8%	100 bp

Debt
(US$ millions)

Sep.'02	Jun.'02	Var (%)	Sep.'01	Var (%)
650	657	(1)	735	(12)

1 Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

2 EBITDA = operating income + depreciation and amortization affecting operating income.

CONSOLIDATED RESULTS OF OPERATIONS

 3Q02 vs. 3Q01

Net Sales
Consolidated sales volume increased 1%. Higher volumes in Gruma Corporation and Molinera de Mexico were partially offset by the sales volume decline in GIMSA. Net sales increased 5% as a direct result of the aforementioned volume increases in Gruma Corporation and Molinera de Mexico and the positive effect of accounting eliminations associated with exchange-rate fluctuations. Sales from foreign operations were 67% of consolidated net sales.

Operating Income
GRUMA's consolidated operating income improved 40%. That the rate of corn flour price increases outpaced the effect of the restatement in the cost of corn resulted in better profits in the Venezuela Operations, which contributed to the overall improvement. The discontinuation of PRODISA's bread operations also contributed to the improvement.

Net Comprehensive Financing Cost

(Ps millions)

Items	3Q02	3Q01	Change	Comments
Interest expense	138	141	(3)	Lower debt effect, partially offset by a higher exchange rate.
Interest income	(13)	(12)	(2)	Higher average cash balances, which more than offset the decline in domestic interest rates.
FX loss (gain)	28	92	(64)	Higher peso devaluation in 3Q01 than in 3Q02.
Monetary position loss (gain)	(11)	(15)	4	Lower net monetary liability position, which resulted mainly from lower debt.
Total	141	(207)	(65)

Other Expenses, Net
Other expenses, net, resulted in an expense of Ps 29 million, Ps 121 million higher than in the same period last year, driven by the completion during the first half of 2002 of amortization of deferred assets related to excess of book value over cost of the acquisition of MONACA.

Taxes and Employees' Profit Sharing
Taxes and employees' profit sharing of Ps 146 million were 34% higher than in 3Q01, due primarily to

  Higher pre-tax income,
  A dividend payment made by Gruma Corporation to Gruma, S.A., which caused tax provisions to increase, and
   Final amendments associated with the tax payment of 2001.

Associated Companies
GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte (''Banorte'') represented Ps 97 million, Ps 80 million more than in 3Q01, due to

  The completion during 2Q02 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte, which used to be reported under this item.
  Additional income from Banorte's 2Q02 results, which GRUMA had previously underestimated.

Majority Net Income
GRUMA's total net income was Ps 166 million. The company reported majority net income of Ps 121 million, which was Ps 85 million higher than in the same period last year due mainly to higher operating profit.

RESULTS BY SUBSIDIARY
3Q02 vs. 3Q01

GRUMA CORPORATION
 Volume growth of 3% was driven by higher volumes in both the corn flour and tortilla businesses.
   Corn flour volume sold to third parties grew 4% due to
  Strong demand from existing U.S. trade customers to support both traditional production (tortillas and tortilla chips) and new product development (snack products, bakery products, etc.), and
   The recovery of international sales due to the resumption of yellow corn production.
  Tortilla volume increased 2%, driven by greater foodservice sales due to
  The aforementioned resumption in yellow corn production,
   Increased exports to foreign markets,
   Increased business due to acquisitions made by a large customer to which Gruma Corporation is a preferred supplier, and
  Two new business relationships, begun during the quarter, with key restaurant chains based in the Midwest.
 Net sales growth of 3% reflects the aforementioned volume growth in both businesses.
Cost of sales, as a percentage of net sales, increased over last year, rising to 53.4% from 52.6% due to
  Higher-priced corn,
  Higher fixed overhead due to additional depreciation from expansions in corn flour capacity made during 2Q02,
  Higher warehousing expenses due to a combination of internal inflation (i.e. insurance costs) and additional man-hours worked, and
  Increase in raw material costs due to product mix in the tortilla business.

In absolute terms, cost of sales increased 5%, due largely to a combination of higher volume and the aforementioned cost increases.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 36.4% from 37.3%. In absolute terms, SG&A increased 1% compared to 3Q01, driven mostly by additional promotion and advertising in the corn flour business.

Operating income increased 3% to Ps 235 million. Operating margin remained flat at 10.2%.

GIMSA
Sales volume declined 3% as a result of a combination of the following factors:
  A 3% decline in bulk sales resulting from GIMSA's ongoing effort to retain only those customers with good credit profiles. The company is continuing to focus on improving sales to these customers and to provide incentives for them to increase the percentage of corn flour in their raw material mix.
  A 2% decline in one-kilogram consumer retail package sales. This segment continues to be affected by lower sales to DICONSA (the Mexican government's social welfare and distribution program) due to budgetary constraints.

Net sales were 4% lower, reflecting the decline in volume and, to a lesser extent, lower prices.

Cost of sales declined 3% due to lower sales volume.
Cost of sales as a percentage of net sales increased 60 basis points from 69.7% to 70.3%, reflecting

   Higher costs associated with higher nutritional levels in new corn flour products,
   Lower absorption of fixed costs, and
   A slight decline in corn flour prices due to the competitive environment.

SG&A increased 1% due to higher selling and marketing expenses in connection with GIMSA's new commercial strategy oriented toward resuming volume growth.

Operating income declined 16% and operating margin decreased to 10.6% from 12.1%.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for the Third Quarter 2002,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATIONS

Overall volume increased 2% driven by a 9% increase in corn flour volume, which was partially offset by a 7% decline in wheat flour volume.
The 9% rise in corn flour volume was the result of additional volume related to private-label production.
The 7% decline in wheat flour volume derived from lower per-capita consumption due to lower consumer purchasing power coupled with higher prices. Like most of the participants in the Venezuelan economy, GRUMA implemented strong price increases in bolivar terms throughout the year (in connection with higher wheat cost in bolivar terms) in order to offset the negative impact of the bolivar devaluation.

Net sales declined 2%, reflecting the devaluation effect of the bolivar over the effect of price increases in bolivar terms.

Cost of sales as a percentage of net sales improved to 69.9% from 75.9%, due to lower cost of corn, most of which had been purchased in the domestic market by the end of 2001. Cost of corn on a per-ton basis in bolivar terms has increased at a much lower rate than have corn flour prices. In absolute terms, cost of sales declined 10%, reflecting the effect of the bolivar devaluation.

SG&A declined 10%, reflecting the effect of the bolivar devaluation over the inflation effect in operating expenses. SG&A as a percentage of net sales decreased to 18.9% from 20.6% due to a better absorption of fixed expenses as sales declined at a lesser rate than did expenses.

Operating income increased 211% to Ps 73 million. Operating margin increased to 11.1% from 3.5%.

MOLINERA DE MEXICO
Volume increased 10% driven mostly by higher bulk sales as a result of
  Increased usage of distributors,
  Improved sales force performance derived from customer segmentation by channel and greater geographical coverage, and
  Continued initiatives to enhance sales to supermarket in-store bakeries and additional supply contracts based on customer service and quality.

Net sales increased 14% due to the aforementioned 10% volume growth and, to a lesser extent, higher wheat flour prices in connection with higher wheat cost. From June to September 2002, wheat prices have increased approximately 40%.

Cost of sales as a percentage of net sales improved to 80.7% from 81.1%, due to better absorption of fixed costs driven by the increase in both volume and prices.

SG&A increased 8% due to expenses associated with

  Higher freight expenses in connection with volume increases,
  The implementation of the SAP system at the La Asuncion plant, and
  Higher expenses associated with initiatives to increase sales to supermarkets, sales staff training programs, and distributor support.

SG&A as a percentage of net sales improved to 19.1% from 20.2% as a result of the increase in net sales.

Molinera de Mexico reported operating income of Ps 1 million versus an operating loss of Ps 5 million in 3Q01.

GRUMA CENTRO AMERICA

Sales volume was 5% lower than in 3Q01. Most of the decline resulted from the discontinuation of the bread operations.

Net sales declined 9%, due to

  The aforementioned discontinuation of the bread operations, and
  Lower corn flour prices resulting from
    A shift in the corn flour product mix toward bulk presentation, which is priced lower than is package presentation, and
    Price discounts due to increased competition.

Cost of sales as a percentage of net sales improved to 64.3% from 66.4%, due mostly to the discontinuation of the bread operations.

SG&A decreased 15% due mainly to the discontinuation of the bread operations. SG&A improved to 31.7% from 33.8%.

Operating income was Ps 11 million compared to a Ps 1 million operating loss in 3Q01. Most of the improvement resulted from the aforementioned lower SG&A in connection with the discontinuation of the bread operations.

PRODISA

In general terms, operating results were strongly affected by the discontinuation of the bread operations, including most of the reductions in volume, net sales, cost of sales, and SG&A. The discontinuation of the bread operations significantly contributed to the reduction in operating losses from Ps 62 million to Ps 17 million.

OTHER AND ELIMINATIONS 3
Operating loss was 25% lower than in 3Q01 due mostly to lower administrative expenses at the company's corporate offices.

3 Other and Eliminations include corporate services, technology operations, and accounting eliminations

FINANCIAL POSITION
September 2002 vs. June 2002

Balance Sheet Highlights
 Total assets were Ps 21,201 million, Ps 557 million higher. The following major changes took place:

  Cash balances increased Ps 307 million, mainly in preparation for the seasonal corn procurement process in Venezuela, which started in the very last days of September.

  Inventories increased Ps 187 million, primarily because GIMSA built corn inventories during the Mexican summer crop season. Gruma Corporation also began its seasonal buildup of raw corn inventory, which will continue into next quarter.

Total liabilities were Ps 9,437 million, Ps 470 million higher. Short-term accounts payable increased Ps 401 million as the Venezuela Operations and Molinera de Mexico imported more expensive wheat. Additionally, as mentioned above, Gruma Corporation began its seasonal buildup of raw corn.

During 3Q01, GRUMA continued to improve its debt profile, reducing debt by US$7 million to US$650 million. Debt declined US$85 million, or 12%, compared to as of September 30, 2001.

Schedule of Debt Amortizations and Debt Ratios
As of September 30, 2002, 100% of GRUMA's debt was dollar denominated, of which 11% was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2003	2004	2005	2006	2007...	Total
Yankee bond						250	250
Syndicated loan	50		300				350
Private placement	1	1	1	1	1	13	18
Other	19		2			11	32
TOTAL	70	1	303	1	1	274	650

Debt Ratios (last twelve months)

	3Q02	2Q02	3Q01
Debt/EBITDA	2.9	3.0	3.8
EBITDA/net interest expense	4.8	4.6	3.0

INVESTMENT PROGRAM

In 3Q02, GRUMA's investments totaled Ps 108 million and were applied mainly to expand tortilla capacity at Gruma Corporation and to upgrade technology at the rest of the subsidiaries.

FINANCIAL RATIOS

Operational Ratios

	3Q02	2Q02	3Q01
Accounts receivable outstanding (days to sales)	39	41	42
Inventory turnover (days to cost of sales)	56	55	62
Net working capital turnover (days to sales)	45	53	48
Asset turnover (total assets to sales)	1.1	1.1	1.2

Profitability Ratios

	3Q02%	2Q02%	3Q01%
ROA	2.1	1.6	2.5
ROE	3.8	3.0	4.8
ROIC	5.0	4.6	3.9

CONFERENCE CALL
The company will hold a conference call to discuss 3Q02 results on October 24, 2002, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Telephone: 1-800-360-9865 (from U.S. and Canada), (973) 694-6836 (international or local callers). The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay, please dial 1-800-428-6051 or (973) 709-2089 and enter passcode 265403. Please go to the Investor Relations page of the web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has more than 15,000 employees and 72 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of September 30, 2002, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP''.
The restatement was determined as follows:

  The consolidated figures are restated to period-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index from the country in which the subsidiary operates.
  Once consolidated figures are restated, they are translated to Mexican pesos, applying the exchange rate in effect at the end of each period.

  For comparability purposes, the 2001 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2001, and the corresponding inflation and exchange rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT
The results of foreign operations were determined as follows:

  Figures for Gruma Corporation were converted from dollars to pesos using convenience translation with the exchange rate of Ps 10.22/dollar as of September 30, 2002. The differences between Mexican GAAP and U.S. GAAP, applied to Gruma Corporation, are reflected in the column entitled ''Others and Eliminations.''

  Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates (in constant terms) into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 10.22/dollar as of September 30, 2002.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2002)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q02**	3Q01	VAR (%)	2Q02	VAR (%)	**2002**	2001	VAR (%)
NET SALES	**4,862**	4,626	5	4,513	8	**13,718**	13,658	0
GROSS PROFIT	**1,823**	1,723	6	1,741	5	**5,183**	4,979	4
GROSS MARGIN (%)	**37.5%**	37.3%		38.6%		**37.8%**	36.5%	
OPERATING INCOME	**385**	276	40	361	7	**1,013**	672	51
OPERATING MARGIN (%)	**7.9%**	6.0%		8.0%		**7.4%**	4.9%	
COMPREHENSIVE FINANCING COST (INCOME)	**141**	207		282		**479**	238	
INTEREST EXPENSE	**138**	141		145		**413**	505	
INTEREST INCOME	**(13)**	(12)		(15)		**(45)**	(57)	
FOREIGN EXCHANGE LOSS (GAIN)	**28**	92		163		**168**	(28)	
MONETARY POSITION (GAIN) LOSS	**(11)**	(15)		(12)		**(57)**	(182)	
OTHER (INCOME) EXPENSE, NET	**29**	(92)		(3)		**(12)**	(133)	
TAXES AND EMPLOYEES' PROFIT SHARING	**146**	110		86		**323**	213	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(97)**	(17)		(29)		**(133)**	(67)	
NET INCOME	**166**	68	143	25	561	**356**	422	(16)
MAJORITY NET INCOME	**121**	36	237	(13)	1,032	**218**	310	(30)
EARNINGS PER SHARE[1]	**0.27**	0.08	231	(0.03)	1,046	**0.49**	0.71	(31)
EARNINGS PER ADR (US$)[2]	**0.11**	0.03	231	(0.01)	1,046	**0.19**	0.28	(31)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**235**	283		238		**696**	742	
DEPRECIATION AND AMORTIZATION, TOTAL	**260**	185		217		**666**	586	
EBITDA[3]	**620**	559	11	599	4	**1,709**	1,415	21
INVESTMENTS	**108**	113		259		**459**	262	

BALANCE SHEET SUMMARY	**Sep-02**	Sep-01	VAR (%)	Jun-02	VAR (%)	**Sep-02**	Sep-01	VAR (%)
CASH AND CASH EQUIVALENTS	**578**	754	(23)	271	113	**578**	754	(23)
TRADE ACCOUNTS RECEIVABLE	**2,101**	2,175	(3)	2,075	1	**2,101**	2,175	(3)
OTHER ACCOUNTS RECEIVABLE	**686**	861	(20)	692	(1)	**686**	861	(20)
INVENTORIES	**1,889**	2,003	(6)	1,702	11	**1,889**	2,003	(6)
CURRENT ASSETS	**5,406**	5,982	(10)	4,906	10	**5,406**	5,982	(10)
PROPERTY, PLANT, AND EQUIPMENT, NET	**12,380**	12,467	(1)	12,355	0	**12,380**	12,467	(1)
TOTAL ASSETS	**21,201**	22,281	(5)	20,644	3	**21,201**	22,281	(5)
SHORT-TERM DEBT	**714**	408	75	664	8	**714**	408	75
CURRENT LIABILITIES	**3,095**	3,168	(2)	2,645	17	**3,095**	3,168	(2)
LONG-TERM DEBT	**5,928**	6,821	(13)	5,959	(1)	**5,928**	6,821	(13)
TOTAL LIABILITIES	**9,437**	10,749	(12)	8,968	5	**9,437**	10,749	(12)
STOCKHOLDERS' EQUITY	**11,764**	11,533	2	11,676	1	**11,764**	11,533	2
MAJORITY STOCKHOLDERS' EQUITY	**9,319**	9,535	(2)	9,319	(0)	**9,319**	9,535	(2)
CURRENT ASSETS/CURRENT LIABILITIES	**1.75**	1.89		1.85		**1.75**	1.89	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.80**	0.93		0.77		**0.80**	0.93	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.36**	0.39		0.36		**0.36**	0.39	
BOOK VALUE PER SHARE[1]	**21.09**	21.93		20.78		**21.09**	21.93	

[1] On the basis of 441,781,786 shares as of September 30, 2002, 434,860,186 shares as of September 30, 2001, and 448,429,186 shares as of June 30, 2002.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.22 per dollar as of September 30, 2002.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2002)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS					YTD SEPTEMBER		
		3Q02	3Q01	VAR (%)	2Q02	VAR (%)	**2002**	2001	VAR (%)
GRUMA CORPORATION	SALES VOLUME (thousand metric tons)	**227**	221	3	224	1	**662**	637	4
Corn flour and tortillas	NET SALES	**2,309**	2,242	3	2,268	2	**6,735**	6,406	5
	GROSS PROFIT	**1,076**	1,063	1	1,051	2	**3,131**	2,936	7
	Gross Margin	**46.6%**	47.4%		46.4%		**46.5%**	45.8%	
	OPERATING INCOME	**235**	228	3	220	7	**643**	472	36
	Operating Margin	**10.2%**	10.2%		9.7%		**9.5%**	7.4%	
	EBITDA	**338**	368	(8)	328	3	**958**	808	19
	EBITDA Margin	**14.6%**	16.4%		14.5%		**14.2%**	12.6%	
GIMSA	SALES VOLUME (thousand metric tons)	**347**	358	(3)	343	1	**1,030**	1,079	(5)
Corn flour	NET SALES	**1,170**	1,214	(4)	1,166	0	**3,499**	3,675	(5)
	GROSS PROFIT	**348**	367	(5)	350	(1)	**1,020**	1,064	(4)
	Gross Margin	**29.7%**	30.3%		30.1%		**29.1%**	28.9%	
	OPERATING INCOME	**124**	147	(16)	136	(9)	**363**	391	(7)
	Operating Margin	**10.6%**	12.1%		11.6%		**10.4%**	10.6%	
	EBITDA	**187**	215	(13)	187	0	**555**	593	(6)
	EBITDA Margin	**16.0%**	17.7%		16.0%		**15.9%**	16.1%	
VENEZUELA OPERATIONS	SALES VOLUME (thousand metric tons)	**116**	114	2	113	3	**338**	0	0
Corn flour, wheat flour, and other	NET SALES	**654**	667	(2)	457	43	**1,479**	2,004	(26)
	GROSS PROFIT	**197**	161	22	137	43	**437**	550	(20)
	Gross Margin	**30.1%**	24.1%		30.1%		**29.6%**	27.4%	
	OPERATING INCOME	**73**	23	211	52	40	**152**	154	(1)
	Operating Margin	**11.1%**	3.5%		11.3%		**10.3%**	7.7%	
	EBITDA	**91**	40	129	68	33	**197**	198	(0)
	EBITDA Margin	**13.9%**	5.9%		14.9%		**13.3%**	9.9%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**133**	121	10	122	9	**377**	355	6
Wheat flour	NET SALES	**415**	364	14	357	16	**1,139**	1,115	2
	GROSS PROFIT	**80**	69	17	73	9	**230**	223	3
	Gross Margin	**19.3%**	18.9%		20.6%		**20.2%**	20.0%	
	OPERATING INCOME	**1**	(5)	113	(5)	113	**(1)**	(1)	(132)
	Operating Margin	**0.1%**	(1.3%)		(1.3%)		**(0.1%)**	(0.1%)	
	EBITDA	**18**	11	67	12	57	**49**	46	7
	EBITDA Margin	**4.4%**	3.0%		3.3%		**4.3%**	4.1%	
GRUMA CENTRO AMÉRICA	SALES VOLUME (thousand metric tons)	**37**	39	(5)	35	5	**105**	111	(6)
Corn flour, and other	NET SALES	**281**	308	(9)	256	10	**771**	873	(12)
	GROSS PROFIT	**100**	104	(3)	92	9	**273**	301	(9)
	Gross Margin	**35.7%**	33.6%		35.8%		**35.5%**	34.4%	
	OPERATING INCOME	**11**	(1)	2,233	5	117	**17**	(7)	321
	Operating Margin	**4.1%**	(0.2%)		2.1%		**2.1%**	(0.9%)	
	EBITDA	**29**	24	19	21	38	**63**	53	17
	EBITDA Margin	**10.2%**	7.8%		8.1%		**8.1%**	6.1%	
PRODISA	SALES VOLUME (thousand metric tons)	**4**	7	(46)	4	5	**11**	22	(50)
Packaged tortillas and bread	NET SALES	**47**	107	(56)	45	6	**133**	318	(58)
	GROSS PROFIT	**15**	35	(57)	13	12	**40**	105	(62)
	Gross Margin	**31.8%**	33.0%		30.1%		**30.2%**	33.0%	
	OPERATING INCOME	**(17)**	(62)	72	(20)	12	**(62)**	(178)	65
	Operating Margin	**(36.3%)**	(57.4%)		(43.8%)		**(46.2%)**	(55.8%)	
	EBITDA	**(11)**	(42)	73	(13)	12	**(43)**	(116)	63
	EBITDA Margin	**(24.3%)**	(39.1%)		(29.5%)		**(32.1%)**	(36.3%)	
OTHER & ELIMINATIONS	NET SALES	**(14)**	(276)	95	(35)	60	**(40)**	(732)	95
	GROSS PROFIT	**7**	(76)	109	23	(70)	**52**	(200)	126
	Gross Margin	50.0%	(27.5%)		65.7%		**130.0%**	(27.3%)	
	OPERATING INCOME	**(42)**	(56)	25	(27)	(56)	**(98)**	(159)	38
	Operating Margin	(300.0%)	(20.3%)		(77.1%)		**(245.0%)**	(21.7%)	
	EBITDA	**(31)**	(57)	46	(4)	(675)	**(70)**	(168)	58
	EBITDA Margin	(221.4%)	(20.7%)		(11.4%)		**(175.0%)**	(23.0%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**864**	859	1	840	3	**2,524**	2,204	15
	NET SALES	**4,862**	4,626	5	4,513	8	**13,718**	13,658	0
	GROSS PROFIT	**1,823**	1,723	6	1,741	5	**5,183**	4,979	4
	Gross Margin	**37.5%**	37.3%		38.6%		**37.8%**	36.5%	
	OPERATING INCOME	**385**	276	40	361	7	**1,013**	672	51
	Operating Margin	**7.9%**	6.0%		8.0%		**7.4%**	4.9%	
	EBITDA	**620**	559	11	599	4	**1,709**	1,415	21
	EBITDA Margin	**12.8%**	12.1%		13.3%		**12.5%**	10.4%